UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.__________ )*




                           Rita Medical Systems, Inc.
                           --------------------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    76774E103
                                    ---------
                                 (CUSIP Number)


                                January 24, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                     ----------------------------------
CUSIP No.  76774E103            13G           Page  2  of  6   Pages
                                                  -----  -----
-------------------------                     ----------------------------------



-- ----------------------------------------------------------------------------
   NAME OF REPORTING PERSONS
1  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (Entities only)

   Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13D-1(k)

-- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [ ]
   Not Applicable.
-- -----------------------------------------------------------------------------
3  SEC USE ONLY


-- -----------------------------------------------------------------------------
4  CITIZENSHIP OF PLACE OF ORGANIZATION

   United States of America

-- -----------------------------------------------------------------------------
----------------- ---- ---------------------------------------------------------
  NUMBER OF              SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY         5    1,136,363
     EACH
  REPORTING
    PERSON
     WITH
                  ---- ---------------------------------------------------------
                         SHARED VOTING POWER

                    6    0
                  ---- ---------------------------------------------------------
                         SOLE DISPOSITIVE POWER

                    7    1,136,363
                  ---- ---------------------------------------------------------
                         SHARED DISPOSITIVE POWER

                    8    0
----------------------- --------- ----------------------------------------------
-- -----------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,136,363
-- -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]

   Not applicable.
-- -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   6.6%
-- -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
-- -----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G                                              Page  3  of  6   Pages
                                                              -----  -----
                                                                February 3, 2003



Item 1(a).                 Name of Issuer.
---------                  --------------

                   Rita Medical Systems, Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices.
---------          -----------------------------------------------

                   967 N. Shoreline Blvd.
                   Mountain View, CA  94043

Item 2(a).         Name of Person Filing.
---------          ---------------------

                   Michael A. Roth and Brian J. Stark, as joint filers

Item 2(b).         Address of Principal Business Office or, if None, Residence.
---------          -----------------------------------------------------------

                   3600 South Lake Drive
                   St. Francis, WI  53235

Item 2(c).         Citizenship.
---------          -----------

                   United States of America

Item 2(d).         Title of Class of Securities.
---------          ----------------------------

                   Common Stock

Item 2(e).         CUSIP Number.
---------          ------------

                   76774E103

Item 3.            If this Statement is Filed  pursuant to Rule  13d-1(b),  or
------             13d-2(b) or (c), Check Whether the Person Filing is a:

                   (a) [ ] Broker or dealer  registered  under Section 15 of the
                           Exchange Act.

                   (b) [ ] Bank as defined in  Section  3(a)(6) of the  Exchange
                           Act.

                   (c) [ ] Insurance  company as defined in Section  3(a)(19) of the Exchange Act.

                   (e) [ ] Investment  company registered under Section 8 of the
                           Investment Company Act.

                   (f) [ ] An  investment  advisor  in  accordance  with  Rule
                           13d-1(b)(1)(ii)(E);

SCHEDULE 13G                                              Page  4  of  6   Pages
                                                              -----  -----
                                                                February 3, 2003



                   (g)  [ ] An  employee  benefit  plan  or  endowment  fund  in accordance with Rule 13d-1(b)(1)(ii)(F);

                   (h)  [ ] A  parent  holding  company  or  control  person  in accordance  with  Rule  13d-1(b)(1)(ii)(G)

                   (i) [ ] A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act;

                   (j) [ ] A church plan that is excluded from the definition of
                           an  investment company  under  Section   3(c)(14)  of
                           the Investment  Company Act;

                   (k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

                   If this statement is filed  pursuant to Rule 13d-1(c),  check
                   this box.                                                 [X]

Item 4. Ownership.
------  ---------

         (a)  Amount beneficially owned:
              1,136,363*
              ------------------------------------------------------------------

         (b)  Percent of class:
              6.6%*
              ------------------------------------------------------------------

         (c)  Number of shares as to which such person has:

         (i)  Sole power to vote or to direct the vote   1,136,363*  ,
                                                         ------------

         (ii) Shared power to vote or to direct the vote  0          ,
                                                         ------------

         (iii) Sole power to dispose or to direct the disposition of 1,136,363*,
                                                                     ----------

         (iv)  Shared power to dispose or direct the disposition of  0         ,
                                                                     ----------

                    *The foregoing amounts of shares and percentage represent the combined indirect holdings of Michael A. Roth and Brian
                    J. Stark, as joint filers. All of the foregoing shares are held directly by SF Capital Partners, Ltd., a British Virgin Islands company ("SF Capital"). Messrs. Roth and Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company ("Staro") which (i) acts as investment manager and has sole power to direct the management of Shepherd Investments International, Ltd., a British Virgin Islands corporation ("SIIL"), and (ii) acts as general partner and has sole power to direct the management of Stark Investments Limited Partnership, a Wisconsin limited partnership
                    ("SILP") which serves as the general partner of Stark Trading, a Wisconsin general partnership ("ST"). SIIL and ST are the controlling owners of SF Capital. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the foregoing shares. Based upon information provided in the Issuer's Form 10Q for the quarter ended September 30, 2002, there were 15,143,708 shares of Common Stock issued and outstanding as of November 8, 2002. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Messrs. Roth and Stark may be deemed to be the beneficial owners of 1,136,363 shares of Common Stock which represents 6.6% of the Issuer's issued and outstanding shares of Common Stock.


Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

           Not applicable.

SCHEDULE 13G                                              Page  5  of  6   Pages
                                                              -----  -----
                                                                February 3, 2003



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
------   -----------------------------------------------------------------------

            Not applicable.

Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

            Not applicable.

Item 9.  Notice of Dissolution of Group.
------   ------------------------------

            Not applicable.


Item 10. Certification.
-------  -------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G                                              Page  6  of  6   Pages
                                                              -----  -----
                                                                February 3, 2003

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 3, 2003



                                                      /s/ Michael A. Roth
                                                     ---------------------------
                                                     Michael A. Roth


                                                      /s/ Brian J. Stark
                                                     ---------------------------
                                                     Brian J. Stark





                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                            Dated: Februaury 3, 2003

         The undersigned hereby agree that the Schedule 13G with respect to Rita Medical Systems, Inc. dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).



                                                      /s/ Michael A. Roth
                                                     ---------------------------
                                                     Michael A. Roth



                                                      /s/ Brian J. Stark
                                                     ---------------------------
                                                     Brian J. Stark